UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 21)*

Red Lion Hotels Corporation
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

756764106
(CUSIP Number)

ALEXANDER B. WASHBURN
c/o Columbia Pacific Advisors, LLC
1910 Fairview Avenue East, Suite 200
Seattle, Washington 98102-3620
(206) 728-9063

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) COLUMBIA PACIFIC OPPORTUNITY FUND, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION WASHINGTON

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,510,105 (2)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,510,105 (2)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,510,105
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.39% (3)
14	TYPE OF REPORTING PERSON* PN

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC (the "Adviser") has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,510,105 shares of Common Stock held directly by Columbia Pacific Opportunity Fund, L.P. (the "Fund").

(3) Based on 23,626,111 shares of Common Stock outstanding as of October 31, 2017 as reported on the Company's Form 10-Q for the period ended September 30, 2017 and filed on November 6, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) COLUMBIA PACIFIC REAL ESTATE FUND II, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 442,533 (2)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 442,533 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.87% (3)
14	TYPE OF REPORTING PERSON* PN

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 442,533 shares of Common Stock held directly by Columbia Pacific Real Estate Fund II, L.P.

(3) Based on 23,626,111 shares of Common Stock outstanding as of October 31, 2017 as reported in the Company's Form 10-Q for the period ended September 30, 2017 and filed on November 6, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) COLUMBIA PACIFIC ADVISORS, LLC (1)		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*　　　　(a) ☐ 　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　(b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS* 　　AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)　　　　　　　　　　　　☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION 　　WASHINGTON		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 　　1,510,105 (2)	
	8	SHARED VOTING POWER 　　442,533 (2)	
	9	SOLE DISPOSITIVE POWER 　　1,510,105 (2)	
	10	SHARED DISPOSITIVE POWER 　　442,533 (2)	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 　　1,952,638		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*　　　　　　　　　　　　　　　　　　　　　☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 　　8.26%　(3)		
14	TYPE OF REPORTING PERSON* 　　IA		

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) The Adviser has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,510,105 shares of Common Stock held directly by the Fund and the 442,533 shares of Common Stock attributable to the Real Estate Fund.

(3) Based on 23,626,111 shares of Common Stock outstanding as of October 31, 2017 as reported in the Company's Form 10-Q for the period ended September 30, 2017 and filed on November 6, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALEXANDER B. WASHBURN (1)		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS* AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,510,105 (2)	
	8	SHARED VOTING POWER 442,533 (2)	
	9	SOLE DISPOSITIVE POWER 1,510,105 (2)	
	10	SHARED DISPOSITIVE POWER 442,533 (2)	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,952,638		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.26% (3)		
14	TYPE OF REPORTING PERSON* IN		

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) The Adviser has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,510,105 shares of Common Stock held directly by the Fund, and sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 442,533 shares of Common Stock attributable to the Real Estate Fund.

(3) Based on 23,626,111 shares of Common Stock outstanding as of October 31, 2017 as reported in the Company's Form 10-Q for the period ended September 30, 2017 and filed on November 6, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DANIEL R. BATY (1)		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS* AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,510,105 (2)	
	8	SHARED VOTING POWER 442,533 (2)	
	9	SOLE DISPOSITIVE POWER 1,510,105 (2)	
	10	SHARED DISPOSITIVE POWER 442,533 (2)	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,952,638		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.26% (3)		
14	TYPE OF REPORTING PERSON* IN		

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) The Adviser has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,510,105 shares of Common Stock held directly by the Fund, and sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 442,533 shares of Common Stock attributable to the Real Estate Fund.

(3) Based on 23,626,111 shares of Common Stock outstanding as of October 31, 2017 as reported in the Company's Form 10-Q for the period ended September 30, 2017 and filed on November 6, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) STANLEY L. BATY (1)		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS* AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,510,105 (2)	
	8	SHARED VOTING POWER 442,533 (2)	
	9	SOLE DISPOSITIVE POWER 1,510,105 (2)	
	10	SHARED DISPOSITIVE POWER 442,533 (2)	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,952,638		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.26% (3)		
14	TYPE OF REPORTING PERSON* IN		

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) The Adviser has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,510,105 shares of Common Stock held directly by the Fund, and sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 442,533 shares of Common Stock attributable to the Real Estate Fund.

(3) Based on 23,626,111 shares of Common Stock outstanding as of October 31, 2017 as reported in the Company's Form 10-Q for the period ended September 30, 2017 and filed on November 6, 2017.

This Amendment No. 21 amends and supplements the Schedule 13D filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Real Estate Fund II, LP, a Delaware limited partnership (the "Real Estate Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, and Stanley L. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on June 27, 2008, as amended on February 11, 2009, September 1, 2009, June 16, 2010, July 21, 2010, October 18, 2010, December 1, 2010, January 20, 2011, May 10, 2011, July 7, 2011, August 29, 2011, October 13, 2011, November 15, 2011, February 28, 2012, September 7, 2012, December 4, 2012, December 10, 2012, January 21, 2015 (January 21 is the first filing the Real Estate Fund became part of the Reporting Persons), January 22, 2015, June 17, 2015 and November 3, 2016 with respect to the common stock, par value $0.01 per share (the "Common Stock") of Red Lion Hotels Corporation (the "Company")

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.

Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 20, 2017 Columbia Pacific Opportunity Fund, L.P. sold 300,000 shares at $8.3005 per share in a broker transaction in the open-market.

Item 5. Interest in Securities of the Issuer

The responses set forth in Items 5(c) of the Schedule 13D are hereby replaced in their entirety by the following:

(c) The Reporting Persons have not made any transactions in the shares of Common Stock on behalf of the Fund or the Real Estate Fund in the past 60 days with the exception of the transaction mentioned in Item 4.

SIGNATURES

    After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2017   COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.

    By: Columbia Pacific Advisors, LLC
        General Partner

       /s/ Alexander B. Washburn
    Name: Alexander B. Washburn
    Title: Managing Member

    COLUMBIA PACIFIC REAL ESTATE FUND II, L.P.

    By: Columbia Pacific Advisors, LLC
        Investment Manager

       /s/ Alexander B. Washburn
    Name: Alexander B. Washburn
    Title: Managing Member

    COLUMBIA PACIFIC ADVISORS, LLC

    By: */s/ Alexander B. Washburn*
    Name: Alexander B. Washburn
    Title: Managing Member

       /s/ Alexander B. Washburn
    ALEXANDER B. WASHBURN

       /s/ Daniel R. Baty
    DANIEL R. BATY (1)

       /s/ Stanley L. Baty
    STANLEY L. BATY (1)